Exhibit 99.1 ASX Market Announcement Non-Renounceable Rights Issue Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to provide an opportunity for holders of shares in the Company (Shareholders) with a registered address in Australia or New Zealand, (Eligible Shareholders) as at 5:00 p.m. AEDT on Wednesday, 9 October 2019 (Record Date) to participate in a non-renounceable pro-rata rights issue (Rights Offer or the Offer). Pursuant to the Rights Offer, the Company will issue up to 1,125,000,000 fully paid ordinary shares in the capital of the Company (New Shares) at an issue price of A$0.004 (0.4 cents) per New Share to raise up to a maximum amount of $4,500,000 before transaction costs. The New Shares will be offered to Eligible Shareholders on the basis of one (1) New Share for every two (2) fully paid ordinary shares (Shares) held in the Company as at the Record Date (Entitlement) with oversubscriptions (if any) to be scaled back on a pro-rata basis based on the application amount. Fractional entitlements under the Offer will be rounded up to the nearest whole number. The New Shares will be fully paid, will rank equally with the Company’s existing issued Shares and the Company will make an application to the ASX for official quotation of the New Shares. The Company will apply the net proceeds from the Offer towards general product, research and development, expansion in the People's Republic of China and funding the development of polygenic risk tests with TGen in the United States. In addition, where fully subscribed the Offer is designed to satisfy and remedy the NASDAQ Deficiency Notice as announced to the market on 30 July 2019. The rights to subscribe for the New Shares in accordance with an Entitlement under the Offer are non-renounceable which means that Eligible Shareholders who do not wish to subscribe for some or all of their Entitlement will be unable to sell their respective Entitlements. The Offer will also include a shortfall offer under which Eligible Shareholders who take up their full Entitlement may apply for additional New Shares not taken up by other Eligible Shareholders (Shortfall Offer). There is no guarantee that applicants under the Shortfall Offer will receive all or any of the additional New Shares they apply for under the Shortfall Offer. In the event of oversubscriptions from the Shortfall Offer, Shortfall Offer applications will be scaled back on a pro-rata basis based on the application amount. Directors retain the right to place any shortfall following acceptance of Shortfall Offer applications at their discretion (Shortfall Placement). The number of issued Shares at the date of this announcement and the total number of issued Shares at the close of the Offer (if fully subscribed) are as follows: Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328+61 3 8412 7000

 Shareholders as at the Record Date that have a registered address outside Australia and New Zealand, (Ineligible Shareholders) will not be eligible to participate in the Offer. In accordance with ASX Listing Rule 7.7.1, the Company has determined that it would be unreasonable to extend the Offer to Ineligible Shareholders. Under the Offer, Eligible Shareholders may: § take up all of their Entitlement; § take up all of their Entitlement and apply for additional New Shares under the Shortfall Offer; § allow all of their Entitlement to lapse; or § take up part of their Entitlement and allow the balance to lapse. Eligible Shareholders who are taking up part or all of their Entitlement must ensure that the completed Entitlement and Acceptance Form and Application Money is received by the Company’s share registry, Computershare, by 5.00 p.m. AEDT on the Offer Closing Date (Tuesday, 22 October 2019). The proposed timetable and important dates of the Rights Offer are set out below*. Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328 +61 3 8412 7000 Announce Rights Offer and lodge Appendix 3B with ASX Friday, 4 October 2019 Notice sent to optionholders Friday, 4 October 2019 Notice sent to securityholders Monday, 7 October 2019 “Ex” date Tuesday, 8 October 2019 Record Date for determining Entitlements Wednesday, 9 October 2019 Rights Issue Offer Document and personalised Entitlement and Acceptance Forms dispatched to Eligible Shareholders Friday, 11 October 2019 Last day to extend Offer Closing Date* Thursday, 17 October 2019 Offer Closing Date* Tuesday, 22 October 2019 Shares quoted on a deferred settlement basis* Wednesday, 23 October 2019 ASX notified of under subscriptions* Friday, 25 October 2019 Issue date of Securities and dispatch of holding statements* Friday, 25 October 2019 Quotation of Securities issued under the Rights Offer Monday, 28 October 2019 Number of Shares currently on issue 2,938,134,143 Number of New Shares to be issued under the Offer Up to 1,125,000,000 Total Shares on issue on completion of the Offer Up to 4,063,134,143

**The Directors may extend the Offer Closing Date by giving at least 3 Business Days' notice to ASX prior to the Offer Closing Date. As such, the date the Securities are expected to commence trading on ASX may vary. The Directors also reserve the right not to proceed with the Offer (or any part of it) at any time prior to allotment. In that event, any application money received will be returned without interest.*

Justyn Stedwell
Company Secretary
On behalf of the Board of Directors
Genetic Technologies Limited
4 October 2019

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000